Board of Governors of the Federal Reserve System OMB Number 7100-0224 Approval expires April 30, 2016
Federal Deposit Insurance Corporation OMB Number 3064-0093 Approval expires December 31, 2015
Office of the Comptroller of the Currency OMB Number 1557-0184 Approval expires April 30, 2013
Securities and Exchange Commission OMB Number 3235-0083 Approval expires October 31, 2013
Page 1 of 3

Board of Governors of the Federal Reserve System

   

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Analysis Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549.

04/2013

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Aug. 21, 2025
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☒ Government Securities Dealer

   C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

25007265

4. A. Full name of the financial institution Deutsche Bank AG, New York Branch

   B. Address of principal office of financial institution:

   1 Columbus Circle
   Address

New York	NY	10019
City	State	Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

City	State	Zip Code

   D. Mailing address if different from (B) or (C):

   Address

City	State	Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Chad Troester	Vice President	9046454923
Name	Title	Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
222 South Riverside Plaza	Chicago	IL	60606	Underwriting, trading and sales of govt securities
5201 Gate Parkway	Jacksonville	FL	32256	Underwriting, trading and sales of govt securities
1999 Avenue of the Stars	Los Angeles	CA	90067	Underwriting, trading and sales of govt securities
101 California Street	San Francisco	CA	94111	Underwriting, trading and sales of govt securities

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Leonard, Christopher Robert	Managing Director
Last / First / Middle	Title
Atluri, Anil Kumar	Managing Director
Last / First / Middle	Title
Pengitore, Craig David	Managing Director
Last / First / Middle	Title
Eames, Adam McLendon	Managing Director
Last / First / Middle	Title
See page 4 for additional supervisors	
Last / First / Middle	Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes   B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Christopher Leonard
Name (First, Middle, Last)

Managing Director
Title

08/11/2025
Signature   Date

5. Does the financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?

Address	City	State	Zip Code	Describe Activties
1 Great Winchester Street	London	UK	EC2NY 9DB	Underwriting, trade and sales of govt securities
1-3-1 Azabudai, Minato-ku, Azabudai Hills Mori JP Tower	Tokyo	Japan	106-0041	Underwriting, trade and sales of govt securities
Avenida Brigadeiro Faria Lima 3900	Sao Paulo	Brazil	04538-132	Underwriting, trade and sales of govt securities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name	Title
Vidra, Nir David	Managing Director
Dahlman, Jessica Lynne	Managing Director
Chadha, Guarang	Managing Director
Segal, Svetlana	Managing Director
Cotler, Elina	Managing Director
Baker, Jeffrey	Managing Director
Goldbaum, Pedro	Managing Director
Agarwal, Shaishav	Managing Director
Cotrell, Sebastien	Managing Director
Kane, Gary	Managing Director
Scholl, Brooks	Managing Director
Fisher, Michael	Managing Director
Milou, Terry	Managing Director
Fishkin, Michael	Managing Director
Bonastre Avila, Francesc Xavier	Managing Director
Cunha, Ricardo	Managing Director
Penn, Daniel	Managing Director
Hegan, Victoria	Managing Director
Ravi, Vignesh	Managing Director
Jalaly, Nizar	Director
Xu, Jia	Director
Reiss, Alexander Otto	Director
Chen, Yang	Director
Wasserman, Jared Scott	Director
Sirochinsky, Gregory	Director
McNulty, Christopher	Director
Horvath, Ryan	Director
Takano, Manabu	Director
Marvin, Bradford	Director
Petisi, Alex	Director
Massa, Jeffrey	Director
Werba, John	Director
Garrett, Patrick	Director
Christopher Henrich	Director

Financial Institution: Deutsche Bank AG, New York Branch